Offer to Purchase for Cash All Outstanding Shares of Common Stock

of

REINHOLD INDUSTRIES, INC.

at

$12.50 Net Per Share
by

REINHOLD ACQUISITION CORP.

a company indirectly wholly-owned by certain
investment partnerships advised or managed by

RESOLUTE FUND PARTNERS, LLC

and

THE JORDAN COMPANY, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, DECEMBER 8, 2006
UNLESS THE OFFER IS EXTENDED.

This Offer (as defined in this Offer to Purchase) is being made pursuant to the Agreement and Plan of Merger, dated as of November 2, 2006 (the ‘‘Merger Agreement’’), by and among Reinhold Holdings, Inc. (‘‘Parent’’), Reinhold Acquisition Corp. (‘‘Purchaser’’) and Reinhold Industries, Inc. (the ‘‘Company’’). The Board of Directors of the Company (the ‘‘Company Board’’) has approved and declared advisable the Merger Agreement, the Offer and the Merger (each as defined herein) and the other transactions contemplated by the Merger Agreement, has determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that the stockholders of the Company accept the Offer and tender their shares of common stock of the Company (the ‘‘Shares’’) pursuant to the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer shares of common stock of the Company which represent at least 51% of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, calculated on a fully diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities (the ‘‘Minimum Condition’’).

IMPORTANT

Any stockholder wishing to tender all or any portion of such stockholder’s Shares in the tender offer should either: (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered; (2) follow the procedure for book entry transfer set forth in Section 3 of this Offer to Purchase entitled ‘‘Procedures for Accepting the Offer and Tendering Shares;’’ or (3) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender such Shares.

Any stockholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the date on which the Offer expires or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of this Offer to Purchase entitled ‘‘Procedures for Accepting the Offer and Tendering Shares.’’

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover page of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

November 9, 2006

ii

iii

SUMMARY TERM SHEET

The following is a summary of some of the key terms of this offer to purchase all of the outstanding common stock of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Reinhold Industries’’), for $12.50 per share in cash. We urge you to read carefully the remainder of this offer to purchase and the accompanying letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

•	The Purchaser.

We are Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) formed for the purpose of making this tender offer and participating in the merger described herein. Purchaser is a wholly owned subsidiary of Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’). Immediately following the tender offer and the merger, Parent will be owned by The Resolute Fund, L.P. and other investment partnerships advised or managed by Resolute Fund Partners, LLC and The Jordan Company, L.P. See Section 8 of this offer to purchase —‘‘Certain Information Concerning Parent and Purchaser.’’

•	Class and Amount of Shares Sought.

We are seeking to purchase all of the issued and outstanding Reinhold Industries Class A common shares, the (‘‘Shares’’). The Company has informed Purchaser that, as of November 2, 2006, there were 3,292,105 Shares issued and outstanding and there were 13,688 Shares reserved for deferred issuance pursuant to the Company’s Directors' Deferred Stock Plan. See ‘‘Introduction’’ and Section 1 of this offer to purchase —‘‘Terms of the Offer.’’

•	Offer Price; Fees and Commissions.

We are offering to pay $12.50 per share, net to you in cash, less any required withholding of taxes and without the payment of interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the ‘‘Introduction’’ Section to this offer to purchase. In addition, if you do not complete and sign the Form W-9 included in the letter of transmittal (or, in the case of a foreign stockholder, a Form W-8BEN), you may be subject to required backup federal income tax withholding. See Instruction 9 to the letter of transmittal.

•	Source of Funds.

We will be provided all funds for the purchase of shares in the offer and for the payment of the applicable merger consideration in the merger by The Resolute Fund, L.P., and other funds affiliated with The Resolute Fund, L.P. This offer is not conditioned on any financing arrangements. See Section 9 of this offer to purchase —‘‘Source and Amount of Funds.’’ For information regarding The Resolute Fund, L.P., see Section 8 of this offer to purchase —‘‘Certain Information Concerning Parent and Purchaser.’’

•	Time For Acceptance.

You will have until 12:00 midnight, New York City time, on Friday, December 8, 2006, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Sections 1 and 3 of this offer to purchase —‘‘Terms of the Offer’’ and ‘‘Procedures for Accepting the Offer and Tendering Shares.’’

•	Extension of the Offer.

Subject to the terms of the merger agreement, we can extend the offer. We may extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (‘‘SEC’’). In addition, we may extend the offer in order to provide sufficient time, but not beyond March 1, 2007, to respond to any matter the Company is required to disclose to us pursuant to the merger agreement.

We may, if all conditions to the offer have been satisfied or waived but the number of shares tendered in the offer is less than 90% of the Company’s outstanding shares, provide a ‘‘subsequent offering period’’ for the offer in order to meet the 90% threshold. Purchasing at least 90% of the outstanding shares is an objective of the Purchaser but is not a condition of the offer. A subsequent offering period will be an additional period of time not less than three and not more than twenty business days, beginning after we have purchased shares tendered during the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We would immediately accept and promptly pay for shares as they are tendered during any subsequent offering period. See Section 1 of this offer to purchase —‘‘Terms of the Offer.’’

•	Notification of Extensions.

If we extend the offer, we will inform Continental, the depositary for the offer, of the extension and will make a public announcement of the extension by not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 of this offer to purchase —‘‘Terms of the Offer’’ —‘‘Extension or Modification of the Offer.’’

•	Modification of the Offer.

We may modify the terms of the offer at any time subject to applicable law, except that, without the prior consent of the Company, we have agreed not to:

•	reduce the consideration per share to be paid pursuant to the offer below $12.50,

•	change the form of consideration payable in the offer,

•	reduce the number of shares sought in the offer,

•	amend or waive the condition of the offer requiring that the total number of shares validly tendered and not withdrawn represents at least 51% of the total voting power of the outstanding securities of Reinhold Industries entitled to vote in the election of directors or in a merger, calculated on a fully diluted basis,

•	add to the conditions set forth in Section 15 of this Offer to Purchase,

•	except as provided in this offer to purchase or in the merger agreement, extend the offer or

•	otherwise amend the offer in any manner materially adverse to the holders of shares. See Section 1 of this offer to purchase —‘‘Terms of the Offer’’ —‘‘Extension or Modification of the Offer.’’

•	Notification of Modifications.

Subject to the Merger Agreement, if we make a material change in the terms of the offer or the information concerning the offer or waive any material condition of the offer, we will disseminate additional tender offer materials (including by public announcement) and extend the Offer to the extent required by applicable law. See Section 1 of this offer to purchase —‘‘Terms of the Offer’’ — ‘‘Extension or Modification of the Offer.’’

•	Significant Conditions to the Offer.

We are not obligated to purchase any tendered shares if the total number of shares validly tendered and not withdrawn is less than 51% of the total voting power of the outstanding securities of Reinhold Industries entitled to vote in the election of directors or in a merger, calculated on a fully diluted basis. We are not obligated to purchase shares that are validly tendered if there is a material adverse change in Reinhold Industries’ business, or any development that is reasonably likely to result in such a material adverse change. The offer is also subject to a number of other conditions. See Sections 1 and 15 of this offer to purchase —‘‘Terms of the Offer,’’ and ‘‘Conditions of the Offer.’’

•	Method of Tender.

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal or a facsimile of one, to Continental Stock Transfer and Trust Company, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name (that is, through a broker, dealer or other nominee), the shares can be tendered by your nominee through the depositary. If you cannot deliver everything that is required by the depositary by the expiration of the offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution, guarantee that the missing items will be received by the depositary within three NASDAQ Capital Market trading days. However, the depositary must receive the missing items within that three trading day period. See Section 3 of this offer to purchase — ‘‘Procedures for Accepting the Offer and Tendering Shares.’’

•	Time of Payment.

If all of the conditions of the offer are satisfied or waived and your shares are accepted for payment, we will pay you promptly after the expiration of the offer. See Section 2 of this offer to purchase —‘‘Acceptance of Payment and Payment for Shares.’’

•	Withdrawal of Tendered Shares.

You can withdraw previously tendered shares at any time prior to the expiration of the offer and, if we have not agreed to accept your shares for payment by January 8, 2007, you can withdraw them at any time after such time unless accepted for payment prior to such withdrawal. This right to withdraw does not apply to any subsequent offering period. See Section 4 of this offer to purchase —‘‘Withdrawal Rights.’’

To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. If you tendered by giving instructions to a broker or nominee, you must instruct the broker or nominee to arrange for the withdrawal of your shares. See Sections 1 and 4 of this offer to purchase — ‘‘Terms of the Offer’’ and ‘‘Withdrawal Rights.’’

•	Board of Directors Recommendation.

The offer is being made pursuant to an agreement and plan of merger dated as of November 2, 2006 among Reinhold Industries, Reinhold Holdings, Inc. and Reinhold Acquisition Corp. The Board of Directors of Reinhold Industries has unanimously approved and declared advisable the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement. The Board of Directors of Reinhold Industries recommends that holders of shares of Reinhold Industries Class A common stock accept the offer and tender their shares. See Section 10 of this offer to purchase —‘‘Background of the Offer; Past Contacts or Negotiations with the Company.’’

•	Merger After Tender Offer.

If we purchase shares which represent at least 51% of the total voting power of the outstanding securities of Reinhold Industries Class A common stock entitled to vote in the election of directors or in a merger calculated on a fully diluted basis, in the offer, and all other applicable conditions are met, Reinhold Acquisition Corp. will be merged with Reinhold Industries and all remaining stockholders (other than stockholders who have properly perfected appraisal rights under Delaware state law) will receive the same price per share paid in the Offer. See ‘‘Introduction’’ and Section 12 of this offer to purchase —‘‘Purpose of the Offer; Plans for the Company.’’

•	Shareholders Agreement

Certain shareholders, who on a combined basis, beneficially own approximately 49% of the total outstanding shares of Reinhold Industries on a fully diluted basis, have agreed to tender their shares in the offer pursuant to that certain Shareholders Agreement, dated as of November 2, 2006. See the ‘‘Introduction’’ to this Offer to Purchase and Section 11 —‘‘The Merger Agreement; Other Arrangements.’’

•	Appraisal Rights.

Appraisal rights are not available to anyone who has tendered shares or to anyone who votes in favor of the merger described herein. After the offer, appraisal rights will be available to holders of shares who do not vote in favor of the merger if a stockholder vote is required, subject to and in accordance with Delaware state law. A holder of shares must properly perfect its right to seek an appraisal under Delaware state law in connection with the merger in order to exercise the appraisal rights provided under Delaware state law. See Section 17 of this offer to purchase —‘‘Appraisal Rights.’’

•	Market for Shares After the Offer.

If we purchase all of the tendered shares and the merger takes place, there will no longer be a trading market for the shares of Reinhold Industries common stock. Even if the merger does not take place, if we purchase all of the tendered shares of Reinhold Industries common stock:

•	there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded on the NASDAQ Capital Market;

•	there may not be any public trading market for the shares or, even if there is a public market for the shares, the shares may be very thinly traded and your ability to buy or sell shares may be very limited; and

•	Reinhold Industries may no longer be required to make quarterly reports, annual reports and other disclosures with SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 13 of this offer to purchase —‘‘Certain Effects of the Offer.’’

•	Taxes

The receipt of cash by you pursuant to the offer or the merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, by tendering shares you generally would recognize gain or loss in an amount equal to the difference between the cash received by you pursuant to the Offer or Merger and your tax basis in the shares. In addition, under the United States federal income tax laws, the payments made by the depositary to you pursuant to the offer or merger may, under certain circumstances, be subject to backup withholding at a rate of 28%. To avoid backup withholding with respect to payments made pursuant to the offer or merger, you must provide the depositary with proof of an applicable exemption from backup withholding or a correct taxpayer identification number, and you must otherwise comply with the applicable requirements of the backup withholding rules. See Section 5 of this offer to purchase —‘‘Material United States Federal Income Tax Considerations.’’

•	Return of Tendered Shares.

If any of the shares you tender are not accepted for purchase for any reason, certificates representing such shares will be returned to you or to the person you specify in your tendering documents. See Section 2 of this offer to purchase —‘‘Acceptance of Payment and Payment for Shares.’’

•	Recent Market Prices.

On November 1, 2006, the last trading day before Reinhold Industries Inc., Reinhold Holdings Inc. and Reinhold Acquisition Corp. announced that they had signed the merger agreement, the closing sale price of the shares of Reinhold Industries common stock reported on the NASDAQ

Capital Market was $12.50 per share. On November 8, 2006, the last trading day before Reinhold Acquisition Corp. commenced the offer, the last sale price of the shares of Reinhold Industries common stock reported on the NASDAQ Capital Market was $12.33 per share. We advise you to obtain a recent quotation for shares of Reinhold Industries in deciding whether to tender your shares. See Section 6 of this offer to purchase —‘‘Price Range of Shares.’’

•	Questions and Information.

You can call Georgeson Inc. at (866) 425-7894 (toll free) with any questions you may have, or banks and brokers call collect at (212) 440-9800. Georgeson Inc. is acting as the information agent for our tender offer. See the back cover page of this offer to purchase.

To:	The Holders of Common Stock of Reinhold Industries, Inc.:

INTRODUCTION

Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and a wholly owned subsidiary of Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’), hereby offers to purchase all of the outstanding shares (‘‘Shares’’) of Class A common stock, par value $0.01 per Share, of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’), at a purchase price of $12.50 per Share (the ‘‘Offer Price’’), net to the seller in cash, less any required withholding of taxes and without the payment of interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (as amended or supplemented from time to time, the ‘‘Offer to Purchase’’) and the related Letter of Transmittal (the ‘‘Letter of Transmittal,’’ which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the ‘‘Offer’’).

The Company has informed Purchaser that, as of November 2, 2006, there were 3,292,105 Shares issued and outstanding, and there were 13,688 Shares reserved for issuance pursuant to the Company’s Directors' Deferred Stock Plan.

Tendering stockholders who are record owners of the Shares and tender their Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of Continental Stock Transfer & Trust Company, as depositary (the ‘‘Depositary’’), and Georgeson Inc., as information agent (the ‘‘Information Agent’’), incurred in connection with the Offer. See Section 18 of this Offer to Purchase — ‘‘Fees and Expenses.’’

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer Shares representing at least 51% of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, calculated on a fully diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities (the ‘‘Minimum Condition’’). The Offer also is subject to certain other terms and conditions. See Sections 1, 15 and 16 of this Offer to Purchase.

The Offer will expire at 12:00 midnight, New York City time, on December 8, 2006 (the ‘‘Expiration Date’’) unless the Offer is extended, in which case the Expiration Date will be the latest time and date the Offer, as extended, expires.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 2, 2006, among the Company, Parent and Purchaser (the ‘‘Merger Agreement’’) pursuant to which, after completion of the Offer and satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the ‘‘Merger’’) and the Company will be the Surviving Corporation (the ‘‘Surviving Corporation’’). On the effective date of the Merger (the ‘‘Effective Time’’), each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company or by stockholders who have properly perfected appraisal rights under Delaware state law) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $12.50 per Share in cash, or any higher price per Share paid pursuant to the Offer, less any required withholding of taxes and without the payment of interest (the ‘‘Merger Consideration’’). The Merger Agreement is more fully described in Section 11 of this Offer to Purchase entitled ‘‘The Merger Agreement; Other Arrangements.’’ Certain United States federal income tax consequences of the sale of the Shares pursuant to the Offer and the Merger, as the case may be, are discussed in Section 5 of this Offer to Purchase entitled ‘‘Material United States Federal Income Tax Considerations.’’

The Company Board has by a unanimous vote (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of the Company and the stockholders, (iii) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer, and (iv) recommended that the Company’s stockholders approve and adopt the Merger Agreement.

TM Capital Corp., Company’s financial advisor (the ‘‘Advisor’’), has delivered to the Company Board a written opinion dated October 27, 2006 to the effect that, as of that date and based on and subject to the matters described in the opinion, the $12.50 per Share cash consideration to be received by the Company Stockholders pursuant to the terms of the Merger Agreement was fair to such holders from a financial point of view. A copy of the Advisor’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the ‘‘Schedule 14D-9’’) concurrently filed with the Securities and Exchange Commission (the ‘‘SEC’’) on the date of the Offer to Purchase in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders of the Company concurrently herewith. Stockholders are urged to carefully read the full text of such opinion in its entirety.

As of the date of this Offer to Purchase, Parent and Purchaser may be deemed to beneficially own 1,647,643 Shares (approximately 49% of the Shares issued and outstanding) by virtue of its rights under that certain Shareholders Agreement, dated as of November 2, 2006 (the ‘‘Shareholders Agreement’’), entered into between the Company, Purchase and certain shareholders. The Shareholders Agreement requires the shareholders party thereto to tender his Shares. In addition, the shareholders have granted Purchaser an irrecoverable proxy to vote all of their Shares in favor of the Merger and against any alternative acquisition proposal. The shareholders obligation to tender or re-tender their Shares automatically terminates and is of no further force and effect upon the termination of the Shareholders Agreement in accordance with its terms. The Shareholders Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the mutual written consent of Purchaser and the shareholders, and (iii) the termination of the Merger Agreement in accordance with its terms. See Section 12 of this Offer to Purchase — ‘‘Purpose of the Offer; Plans for the Company.’’

The Merger is subject to the satisfaction or waiver of certain conditions, including, among other things, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, if required. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Under the Delaware General Corporation Law (the ‘‘DGCL’’) if, after consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, Purchaser will be able to cause the Merger to occur without a vote of the Company’s stockholders. However, if Purchaser owns less than 90% of the Shares then outstanding after consummation of the Offer, a vote of the Company’s stockholders will be required under the DGCL to approve the Merger. The Company has agreed, if required, to duly call, give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable after the expiration of the Offer for the purpose of obtaining stockholder approval of the Merger Agreement. See Section 11 of this Offer to Purchase — ‘‘The Merger Agreement; Other Arrangements.’’

No appraisal rights are available in connection with the Offer. Stockholders may have appraisal rights in connection with the Merger if they comply with applicable Delaware state law; do not tender their Shares in the Offer and do not vote such Shares in favor of the Merger or, if no such vote is required, if they comply with the requirements of Delaware state law regarding the perfection of available appraisal rights. See Section 17 of this Offer to Purchase — ‘‘Appraisal Rights.’’

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including the terms and conditions of any extension or amendment, if the Offer is extended or amended), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 of this Offer to Purchase entitled ‘‘Withdrawal Rights.’’

The Company has informed Purchaser that, as of November 2, 2006, there were 3,292,105 Shares issued and outstanding, and there were 13,688 Shares reserved for issuance pursuant to the Company’s Directors' Deferred Stock Plan.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer Shares representing at least the Minimum Condition and (2) the applicable waiting period (and any extension thereof) under the HSR Act shall have terminated or expired prior to the expiration of the Offer. The Offer also is subject to certain other terms and conditions. See Sections 1, 15 and 16 of this Offer to Purchase.

Extension or Modification of the Offer.

Subject to the limitations set forth in this Offer, the Merger Agreement and the applicable rules and regulations of the SEC described below, Purchaser reserves the right, at any time and from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4 of this Offer to Purchase — ‘‘Withdrawal Rights.’’ There can be no assurance that Purchaser will exercise its right to extend the Offer.

Pursuant to the Merger Agreement, Purchaser may, without the consent of the Company, extend the Offer, if (a) at the initial expiration date of the Offer (or any extended expiration date), any of the conditions to the Offer are not satisfied or waived, provided such extension is not beyond March 1, 2007, (b) for any period required by law or any rule, regulation, interpretation or position of the Securities and Exchange Commission (‘‘SEC’’), or (c) in order to provide sufficient time, but not beyond March 1, 2007, to respond to any matter arising after the date of the Merger Agreement that the Company is required to disclose to Purchaser pursuant to the Merger Agreement. We may, if all conditions to the offer have been satisfied or waived but the number of shares tendered in the offer is less than 90% of the Company’s outstanding shares, provide a ‘‘subsequent offering period’’ for the offer in order to meet the 90% threshold. Purchasing at least 90% of the outstanding shares is an objective of the Purchaser but is not a condition of the offer. A subsequent offering period will be an additional period of time not less than three and not more than twenty business days, beginning after we have purchased shares tendered during the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We would immediately accept and promptly pay for shares as they are tendered during any subsequent offering period.

Purchaser may also, if all conditions to the offer have been satisfied or waived but the number of shares tendered in the offer is less than 90% of the Company’s outstanding shares, extend the Offer after the acceptance of Shares for a ‘‘subsequent offering period’’ of no fewer than three (3) and no more than twenty (20) business days in order to meet the 90% threshold. Purchasing at least 90% of the outstanding shares is an objective of the Purchaser but is not a condition of the offer.

Purchaser is required to extend the offer for a period of at least ten (10) business days if, at the end of the initial offer period, the Minimum Condition has not been met. If, at the end of such ten (10) business day extension period, the Minimum Condition remains unmet, than the Company has the right to require Purchaser to extend the offer for an additional period of up to twenty (20) business days.

Purchaser has agreed that it will not, without the prior consent of the Company (a) reduce the consideration per Share to be paid pursuant to the Offer below the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the number of Shares sought in the Offer, (d) amend or waive the Minimum Condition, (e) add to the conditions set forth in Section 15 of this Offer to Purchase, (f) except as provided in the next paragraph, extend the Offer or (g) otherwise amend the Offer in any manner materially adverse to the holders of Shares.

The rights reserved in the foregoing paragraphs are in addition to any additional rights described in Section 15 of this Offer to Purchase entitled ‘‘Conditions of the Offer.’’

Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d). Subject to applicable law (including Rules 14d-4(d), and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Subject to the Merger Agreement, if Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives any material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth below) and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Purchaser increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Purchaser will extend the Offer at least until the expiration of such tenth business day. For purposes of the Offer, a ‘‘business day’’ means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Pursuant to, but subject to certain conditions in, the Merger Agreement, Purchaser has agreed to accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the initial 20 business day offer period and any extensions thereof. During any ‘‘subsequent offering period’’ taking place after all conditions to the offer have been satisfied and intended to meet Purchaser’s objective of purchasing at least 90% of the Shares outstanding, Purchaser shall pay for Shares promptly after such shares are validly tendered.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.    Acceptance of Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and pay for all Shares which have been validly tendered and not properly withdrawn pursuant to the Offer promptly following expiration of the Offer when all conditions to the Offer described in Section 15 of this Offer to Purchase entitled ‘‘Conditions of the Offer’’ have been satisfied or waived by Purchaser. Subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Purchaser expressly reserves the right to delay the acceptance for payment of or the payment for any tendered Shares in order to comply in whole or in part with any applicable laws, including, without limitation, the HSR Act and similar foreign statutes and regulations. See Section 16 of this Offer to Purchase —‘‘Certain Legal Matters; Regulatory Approvals.’’

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purposes of receiving payments from Purchaser and transmitting payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for any Shares accepted for payment, regardless of any extension of the Offer or any delay in making payment.

The reservation by Purchaser of the right to delay the acceptance, purchase of or payment for Shares is subject to the terms of the Merger Agreement and the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (i) the certificates representing the Shares (the ‘‘Share Certificates’’) or confirmation (a ‘‘Book-Entry Confirmation’’) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the ‘‘Book-Entry Transfer Facility’’) pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled ‘‘Procedures for Accepting the Offer and Tendering Shares;’’ (ii) the appropriate Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required under the Letter of Transmittal.

‘‘Agent’s Message’’ means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the Letter of Transmittal against the participant.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if a holder of Shares submits Share Certificates representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 of this Offer to Purchase entitled ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the increased Offer Price to all holders of Shares that are purchased in the Offer, whether or not the Shares were tendered before the increase in the Offer Price.

Purchaser reserves the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Any such transfer or assignment may require an extension of the Offer and an amendment to the Schedule TO and the Offer.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders

To tender Shares pursuant to the Offer, a stockholder must comply with one of the following: (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, Share Certificates to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer, as described below, and a confirmation of such delivery received by the Depositary, which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal, prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

Book-Entry Transfer

The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal where Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled ‘‘Special Delivery Instructions’’ or the box labeled ‘‘Special Payment Instructions’’ on the Letter of Transmittal or (ii) for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (‘‘STAMP’’), the Stock Exchange Medallion Program (‘‘SEMP’’) and the New York Stock Exchange Medallion Signature Program (‘‘MSP’’), or any other ‘‘eligible guarantor institution’’ as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an ‘‘Eligible Institution’’). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to a person other than the registered holder, or if a Share Certificate for unpurchased Shares is to be issued or returned to a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by a duly executed stock power, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the stockholder’s Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i)	the tender is made by or through an Eligible Institution;

(ii)	the Depositary receives, as described below, a properly completed and duly executed notice of guaranteed delivery (the ‘‘Notice of Guaranteed Delivery’’), substantially in the form made available by Purchaser, on or prior to the Expiration Date; and

(iii)	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, within three NASDAQ Capital Market trading days after the date of execution of such Notice of Guaranteed Delivery.

Notice of Guaranteed Delivery

The Notice of Guaranteed Delivery may be delivered by mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of: (i) Share Certificates representing, or Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the Letter of Transmittal.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder of the Company, whether or not similar defects or irregularities are waived in the case of other stockholders of the Company.

Subject to the Merger Agreement, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy

By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares, as the case may be. This appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked without further action, and no subsequent powers of attorney or proxies may be given, nor may any subsequent written consent be executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. With respect to the Shares for which the appointment is effective, the designees of Purchaser will be empowered to exercise all voting and other rights of such stockholder as the designees, in their sole discretion, may deem proper at any annual or special meeting of the Company’s stockholders or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

Tender Constitutes Binding Agreement

Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Purchaser and the tendering stockholder upon the terms and subject to the conditions of the Offer.

Risk of Loss

Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary. The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested and properly insured is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.    Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn (i) at any time prior to the Expiration Date and (ii) at any time after Monday, January 8, 2007 (or such later date as may apply if the Offer is extended), unless accepted for payment by Purchaser pursuant to the Offer prior to that date. However, pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during any subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 of this Offer to Purchase —‘‘Terms of the Offer.’’

If Purchaser extends the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to and duly exercise their withdrawal rights as described in this Section 4. Any delay in acceptance for payment of Shares by Purchaser will be by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of this Offer to Purchase entitled ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be tendered again at any time prior to the Expiration Date by following one of the procedures described in Section 3 of this Offer to Purchase entitled ‘‘Procedures for Accepting the Offer and Tendering Shares.’’

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, or their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Material United States Federal Income Tax Considerations.

The following is a summary of the material United States federal income tax consequences that are generally applicable to holders of Shares who exchange such Shares for cash pursuant to the Offer and to holders of Shares who exchange such shares for cash pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury regulations, and judicial and administrative decisions, all of which are subject to change possibly with retroactive effect. Holders of Shares should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular holders in light of their individual circumstances and, therefore, may wish to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences. For example, this discussion does not address the tax consequences of the Offer and the Merger to holders of Shares who are dealers in securities, foreign persons, or who do not hold their Shares as capital assets. Nor does it address the tax consequences of the Offer or the Merger to holders of Shares who acquired such Shares through the exercise of employee stock options or otherwise as compensation or holders who are otherwise subject to special tax treatment under the Code (such as insurance companies, tax-exempt entities and regulated investment companies). If a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes is a holder of Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. This discussion does not generally discuss the U.S. federal income tax considerations applicable to partners of a partnership that are holders of Shares. If you are a partner of a partnership that is a holder of Shares, we urge you to consult your own tax advisor. In addition, the following discussion does not address the tax consequences of the Offer or the Merger to the holders of Shares under foreign, state, or local tax laws. Accordingly, holders of Shares may wish to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a holder tendering Shares generally would recognize gain or loss in an amount equal to the difference between the amount of cash received by the holder pursuant to the Offer and/or the Merger and the holder’s tax basis in the Shares. Generally, gain or loss must be calculated separately for each identifiable block of Shares (i.e., shares acquired at the same per share cost in a single transaction). Generally, a holder’s gain or loss will be a capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the holder held such Shares for more than one year. In the case of holders of Shares who are individuals, long term capital gains realized prior to January 1, 2011 are currently subject to tax at a maximum 15% federal income tax rate, while short term capital gains are currently subject to tax at a 35% rate. There are limitations on the deductibility of capital losses.

Backup Withholding.

Under the United States federal income tax laws, the payments made by the Depositary to holders of Shares pursuant to the Offer and/or the Merger may, under certain circumstances, be subject to backup withholding at a rate of 28%. To avoid backup withholding with respect to payments made pursuant to the Offer and/or the Merger, each holder must provide the Depositary with proof of an applicable exemption from backup withholding or a correct taxpayer identification number, and must otherwise comply with the applicable requirements of the backup withholding rules. The Letter of Transmittal provides instructions on how to provide the Depositary with information to prevent backup withholding with respect to cash received pursuant to the Offer and/or the Merger. See Instruction 9 of the Letter of Transmittal. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld.

The foregoing is intended as a summary only. Because the tax consequences to a particular holder may differ based on that holder’s particular circumstances, each holder should consult his or her own tax advisor regarding the tax consequences of the Offer and the Merger.

6.    Price Range of Shares; Dividends.

The Shares trade on the NASDAQ Capital Market under the symbol ‘‘RNHDA.’’ The following tables set forth, for the calendar quarters shown, the high and low sale prices for the Shares on the NASDAQ Capital Market based on published financial sources.

Reinhold Industries, Inc. Common Stock

Calendar 2004	High	Low	Dividends
First Quarter	$23.40	$18.38	$0.00
Second Quarter	$22.00	$18.25	$0.00
Third Quarter	$23.25	$15.80	$0.50
Fourth Quarter	$39.99	$22.00	$12.25
Calendar 2005
First Quarter	$33.60	$24.00	$0.50
Second Quarter	$30.95	$27.01	$0.50
Third Quarter	$28.74	$17.50	$0.50
Fourth Quarter	$25.20	$15.31	$6.50
Calendar 2006
First Quarter	$20.89	$8.28	$0.00
Second Quarter	$16.98	$9.98	$0.00
Third Quarter	$14.85	$11.10	$0.00
Fourth Quarter (through October 30, 2006)	$13.25	$11.61	$0.00

In the Merger Agreement, the Company has represented to each of Parent and Purchaser that as of November 2, 2006 there were 3,292,105 Class A Common Shares issued and outstanding, and there were 13,688 Shares reserved for issuance pursuant to the Company’s Directors' Deferred Stock Plan. On November 1, 2006, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the NASDAQ Capital Market was $12.50 per Share. On November 8, 2006, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NASDAQ Capital Market was $12.33 per Share.

Stockholders are urged to obtain a current market quotation for the Shares.

The Merger Agreement prohibits the Company from declaring or paying any dividends, except for the payment of dividends or distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, from the date of the Merger Agreement until the Effective Time.

7.    Certain Information Concerning the Company.

The Company is a Delaware corporation with its principal executive offices located at 12827 East Imperial Highway, Santa Fe Springs, California 04084. The Company’s business telephone number is (562) 944-3281. The Company is a manufacturer of advanced custom composite components and sheet molding components for a variety of applications in the United States and Europe.

Available Information.

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company’s proxy statements distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information are obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

8.    Certain Information Concerning Parent and Purchaser.

Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent. The principal executive offices of Purchaser are located at 767 Fifth Avenue 48th Floor, New York, NY 10153, and Purchaser’s fax number is (212) 755-5263.

Parent is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Parent is owned by The Resolute Fund, L.P., a $1.5 billion private equity fund, and certain affiliated investment partnerships. The Resolute Fund, L.P. and the affiliated investment partnerships are advised or managed by Resolute Fund Partners, LLC and The Jordan Company, L.P. The Jordan Company, L.P. is a New York-based investment firm with approximately $2.5 billion of capital under management that has been sponsoring and investing in middle market leveraged buyout transactions for more than 20 years. Jordan currently has a portfolio of investments in over 15 businesses representing more than $4.0 billion in annual revenue. The principal executive offices of Parent, Resolute Fund Partners, LLC and The Jordan Company, L.P. are located at 767 Fifth Avenue, 48th Floor, New York, NY 10153, and Parent’s fax number is (212) 755-5263.

The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase, including Section 11 of entitled ‘‘The Merger Agreement; Other Agreements’’ — ‘‘Shareholders Agreement’’ (i) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Shareholders Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer, and (ii) there have been no contracts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.    Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger, to cancel Company Deferred Shares in exchange for a cash payment, and to pay related fees and expenses will be approximately $42.5 million. Parent will obtain such funds from capital provided by The Resolute Fund, L.P. and certain funds associated with The Resolute Fund, L.P. This offer is not conditioned on any financing arrangements.

As required by the Merger Agreement, Parent shall provide or cause to be provided to Purchaser the amount of funds necessary to purchase Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

10.    Background of the Offer; Past Contacts or Negotiations with the Company.

Set forth below is a summary of certain events that led to the Offer.

On April 27, 2006, Jordan executed a confidentiality agreement with the Company and TM Capital sent the offering memorandum to Jordan.

On May 25, 2006, Jordan submitted to the Company and TM Capital an initial expression of interest with a $14.00 — $16.00 per share range of values and several contingencies.

On June 16, representatives of Jordan attended a management presentation at the Company’s offices presented by Michael T. Furry, David Ewing and Brett R. Meinsen of Reinhold.

On June 29, 2006, an additional due diligence meeting at the Company’s offices was held, and attended by representatives of Jordan and Mr. Furry, Mr. Ewing, Mr. Meinsen and other management employees of Reinhold.

On July 13, 2006 Jordan submitted a second round expression of interest to the Company. The indication of interest estimated a $15.00 cash purchase prince per share, a tender offer structure and no financing contingency, but was subject to Jordan’s completion of further due diligence.

On July 26, 2006, after discussions with the Company's representatives, Jordan submitted a revised indication of interest with a proposed price per share of $16.00, subject to the completion of its due diligence and the negotiation of a definitive agreement.

On July 28, 2006, the Company entered into a 30 day exclusive negotiation and due diligence period with Jordan. During that period, the Company’s senior management met with principals of Jordan on several occasions and provided access to key product line managers and other information. Due diligence meetings were held at the Company’s offices on August 16 and 17, 2006 and attended by representatives of Jordan and Mr. Furry, Mr. Ewing, Mr. Meinsen and other management employees of Reinhold.

In the course of its due diligence, several issues arose which caused Jordan to re-evaluate its indication of interest and request additional time to conduct due diligence.

On September 21, 2006, Jordan submitted a revised indication of interest letter with a valuation of $13.00 per share, contingent upon the Company’s ability to deliver a non-cancelable purchase order from a major customer. TM Capital indicated that the Company could not satisfy the purchase order contingency.

On October 9, 2006, Jordan orally communicated a revised indication of interest at $12.00 per share in cash, and said it would remove the purchase order contingency proposed in its September 21 letter. After a series of negotiations, Jordan revised its indication of interest to $12.50 per share on October 11, 2006, contingent on the resolution of outstanding items in the draft Merger Agreement.

After final negotiation of the terms and conditions in the Merger Agreement and other related transaction documentation, including the negotiation and receipt of consents from the Company’s landlords to assign real estate leases in the transaction, Reinhold, Purchaser and Parent executed the definitive Merger Agreement on November 2, 2006, after the close of financial markets. A press release announcing the transaction was issued that evening.

On November 9, 2006, Purchaser commenced the Offer.

11.    The Merger Agreement; Other Arrangements.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as exhibit (d)(1) to the Tender Offer Statement on Schedule TO (the ‘‘Schedule TO’’) filed by Parent and Purchaser on November 9, 2006 with the SEC in connection with the Offer. The following summary may not contain all of the information important to you, and is qualified in its entirety by reference to the Merger Agreement, which is deemed incorporated by reference in this Offer to Purchase. Accordingly, we encourage you to read the entire Merger Agreement. The Merger Agreement may be examined and copies may be obtained from the SEC in the same manner as set forth in Section 7 of this Offer to Purchase entitled ‘‘Certain Information Concerning the Company.’’ Capitalized terms used in this summary and not otherwise defined in this Offer to Purchase shall have the meanings set forth in the Merger Agreement.

The Offer.    The Merger Agreement provides that, following the satisfaction or waiver of the conditions of the Offer set forth in Section 15 of this Offer to Purchase entitled ‘‘Conditions of the Offer,’’ Purchaser will purchase all Shares validly tendered and not withdrawn. Parent and Purchaser have agreed not to, without the prior consent of the Company (a) reduce or change the form of the consideration per Share to be paid pursuant to the Offer below the Offer Price, (b) reduce the number of Shares subject to the Offer, (c) amend or waive the Minimum Condition, (d) except for the specific instances described below, extend the Offer, or (e) otherwise amend or modify the Offer in any manner adverse to the holders of Shares.

Purchaser may, however, without the consent of the Company, (a) subject to the applicable legal requirements, waive any Offer Condition, other than the Minimum Condition, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (c) extend the Offer, but not beyond March 1, 2007, in order to provide sufficient time to respond to any matter hereafter arising and required to be disclosed to Purchaser under the Merger Agreement, and (d) extend the Offer after the acceptance of Shares thereunder for a further period of time by means of a subsequent offering period under Rule 14(d)-11 under the Exchange Act of not more than twenty (20) days to meet the objective that there be a validly tendered, in accordance with the terms of the Offer, prior to the expiration of the Offer (as so extended) and not withdrawn a number of Shares which, together with Shares owned by Parent and Purchaser, represents at least 90% of the outstanding shares.

The Merger.    The Merger Agreement provides that, following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser shall be merged with and into the Company in accordance with the DGCL, with the Company surviving and becoming a wholly owned subsidiary of Parent. Each issued and outstanding Share (other than Shares owned by the Company, the Company Subsidiaries, Parent, Purchaser, any other Subsidiary of Parent, or stockholders, if any, who are entitled to and who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive Merger Consideration, without interest.

Company Deferred Shares.    Each ‘‘Unit’’ earned by a member of the Board of Directors that is earned under the Company’s Directors' Deferred Stock Plan that is outstanding immediately prior to the Effective Time (each, a ‘‘Deferred Share’’), shall be canceled in exchange for a cash payment (subject to any required withholding of Taxes and without interest) of an amount equal to the price per Share to be paid pursuant to the Offer plus any additional amounts each member of the Company Board may be entitled to in lieu of accrued dividends on the Deferred Shares under the Company's Directors' Deferred Stock Plan, multiplied by the number of Shares that otherwise would have been issued upon exercise of such conversion.

Stockholder Approval.    The DGCL requires that the Merger be adopted by the Company Board and, if the ‘‘short-form’’ merger procedure described below is not available, approved by the holders of a majority of the Company’s outstanding voting securities. The Company Board unanimously adopted and approved the Offer, the Merger and the Merger Agreement by all members present. As a result, the only additional action that may be necessary to effect the Merger is approval of the Merger Agreement by the Company’s stockholders if a ‘‘short-form’’ merger procedure is not available. If required by the DGCL, the Company will call and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purposes of considering and voting upon the adoption of the Merger Agreement. At any such meeting, all Shares then owned by Purchaser or any other Subsidiary of Parent will be voted in favor of the approval of the Merger Agreement and the Merger. If Purchaser acquires through the Offer voting power with respect to at least a majority of the Fully Diluted Shares (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Shares tendered pursuant to the Offer), Purchaser will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

The DGCL also provides for a ‘‘short-form’’ merger procedure if a corporation owns at least 90% of the outstanding shares of each class of voting stock of a corporation. A ‘‘short-form’’ merger may be consummated without prior notice to, or the approval of, the other stockholders. Accordingly, if, as a result of the Offer, Parent, Purchaser or any other Subsidiary of Parent acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser intends to effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

Conditions to Each Party’s Obligation to Effect the Merger.    The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) if required, the Company shall have obtained the Company Stockholder Approval; (ii) no applicable federal, state, local or foreign law, statute, code, ordinance, rule, regulation or other legally binding requirement (a ‘‘Law’’) or any injunction, judgment, order decree, ruling or charge (an ‘‘Order’’) enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other governmental authority or other legal restraint or prohibition preventing the consummation of the Merger; and (iii) Purchaser shall have accepted Shares for payment pursuant to the Offer, provided that this condition shall not be applicable if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase Shares validly tendered and not withdrawn.

Representations and Warranties.    The Merger Agreement contains customary representations and warranties of the parties which expire as of the Offer Completion Date. These include representations and warranties of the Company with respect to, among other things, organization; authorization; validity and binding effect; noncontravention; capitalization; SEC documents and financial statements; undisclosed liabilities; real estate; tax matters; litigation; legal compliance; environmental laws and regulations; labor and employment matters; employee benefits and arrangements; broker’s fees and company transition fees and costs; opinion of Company financial advisor; state takeover statutes; voting requirements; offer documents and proxy statement; intellectual property; insurance; product liability and warranty; customers and suppliers; backlog; contracts; bank accounts; and information supplied.

The Merger Agreement also contains customary representations and warranties of Parent and Purchaser, including among other things, authorization; validity, binding effect; noncontravention; financing; broker’s fees; offer documents, proxy statement; and litigation.

Conduct of Business by the Company.    The Merger Agreement provides that from the date of the Merger Agreement until the termination of the Merger Agreement the Company will, and will cause each of its Subsidiaries to, conduct its business in the ordinary and usual course of business and, except for matters expressly permitted by the Merger Agreement or disclosed in the Company Disclosure Letter, the Company will not, and will not permit its Subsidiaries to, do any of the following without the prior written consent of Parent, such consent not to be unreasonably withheld:

(i)	(A) declare, set aside or pay any dividends, (B) split, combine or reclassify any of its capital stock, (C) purchase, redeem or otherwise acquire any shares of capital stock or (D) adopt a plan of complete or partial liquidation or otherwise reorganize its operations;

(ii)	issue, deliver, sell or grant any securities of any kind;

(iii)	amend its organizational documents;

(iv)	acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any Person or division thereof or (B) any assets outside the ordinary and usual course of business;

(v)	(A) increase the compensation of any employee or pay any bonuses, except for regularly scheduled increases and/or bonuses in the ordinary course of business and consistent with the Company’s past practices, or (B) establish, commit to establish or amend any Benefit Plan (including any Benefit Plan that may constitute a Material Contract) except as required by applicable Law;

(vi)	make any change in accounting methods, principles or practices affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(vii)	sell, lease, transfer, license, sublicense or otherwise dispose of or permit to become subject to any Lien, other than a Permitted Lien, any properties or assets, tangible or intangible, except sales of inventory and disposal of obsolete or damaged equipment in the ordinary and usual course of business;

(viii)	(A) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any ‘‘keep well,’’ support or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary and usual course of business, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any direct or indirect wholly owned Subsidiary of the Company or to customers of the Company or one of its Subsidiaries in the ordinary and usual course of business;

(ix)	make or agree to make any capital expenditure or expenditures that, individually or in the aggregate, exceed $100,000;

(x)	make, revoke or amend any Tax election, change any method of Tax accounting or Tax procedure or practice or settle or compromise any claim relating to Taxes if such action shall be binding on the Company, any of its Subsidiaries, or Purchaser after the Closing Date;

(xi)	waive or extend the statute of limitations in respect of any Taxes;

(xii)	(A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), including in connection with the NP Aerospace Sale Agreement and the Bingham Purchase Agreement, other than the payment, discharge or satisfaction, in the ordinary and usual course of business or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements of the Company included in the Company SEC Documents filed with the SEC prior to November 2, 2006 or incurred in the ordinary and usual course of business, or with the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the material benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party;

(xiii)	(A) amend, in any material respect, any Material Contract or Contract providing for payments or otherwise involving amounts in excess of $100,000 or, except in the ordinary and usual course of business, enter into any Material Contract, (B) waive, release or assign any material right or claim, or (C) accelerate shipments to its customers or otherwise accelerate or defer the time of payment of consideration due from customers except in the usual or ordinary course of business;

(xiv)	amend or modify the terms under which the Company has offered or provided credit to any of its material customers;

(xv)	transfer or license to any Person or entity or otherwise extend, amend, allow to lapse or go abandoned, or modify any material Intellectual Property rights or Intellectual Property rights other than implied licenses provided to customers for their specific end use;

(xvi)	close any facility or office; or

(xvii)	authorize any of, or commit or agree in writing to take any of, the foregoing actions.

Commercially Reasonable Efforts; Notification.    Each of the parties to the Merger Agreement have agreed, subject to the satisfaction or waiver of the conditions to the Merger, to use their respective commercially reasonable efforts to take all actions necessary, proper or advisable to consummate the Offer, the Merger and the other Transactions, including obtaining all necessary consents and approvals from Governmental Entities, and making all necessary registrations and filings with any Governmental Entity, including under the HSR Act. The Company has also agreed to use its commercially reasonable efforts to provide all necessary notices, and to obtain all necessary consents, approvals or waivers from third parties.

In addition, the Company and the Company Board have agreed to take all commercially reasonable action necessary to ensure that no state takeover statute or regulation is or becomes applicable, and if any state takeover statute or regulation should become applicable, take all commercially reasonable action necessary to ensure that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Agreements.

No Solicitation.    The Company will, and will cause its Affiliates and its and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives and agents to, immediately cease any existing discussions or negotiations, if any, with any parties (other than Purchaser and Parent) with respect to any Company Takeover Proposal. The Company shall not, and it shall ensure that its Affiliates and its or their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives or agents do not, directly or indirectly (i) solicit, initiate or encourage, or take any other action designed or reasonably likely to facilitate, any inquiries with respect to, or the making of any proposal which constitutes or reasonably may give rise to, any Company Takeover Proposal, (ii) provide any information with respect to the Company to any Person, other than Purchaser, relating to a possible Company Takeover Proposal by any Person, (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement constituting or related to, or reasonably likely to lead to, any Company Takeover Proposal (each, a ‘‘Company Acquisition Agreement’’), (iv) participate in any discussions or negotiations (whether initiated by the Company or not) regarding any Company Takeover Proposal, or (v) make or authorize any statement, recommendation or solicitation in support of any possible Company Takeover Proposal; provided, however, that if, at any time prior to the date on which Purchaser purchases Shares pursuant to the Offer (the ‘‘Offer Completion Date’’), (1) the Company has received an unsolicited Company Takeover Proposal that did not result from a breach of this Section, and (2) the Company Board determines in good faith, based upon and in conformity with the written opinion of its independent financial advisors and independent outside legal counsel, that (A) such Company Takeover Proposal constitutes a Superior Proposal, and (B) failure to do so would result in a breach of its fiduciary duties to the Shareholders under Delaware Law, then the Company may, in response to such Superior Proposal, (x) furnish information with respect to the Company and each of its Subsidiaries to the Person making such Company Takeover Proposal pursuant to a customary confidentiality agreement not more favorable to the recipient of such information than the Confidentiality Agreement (it being understood that such confidentiality agreement shall not prohibit disclosure to Purchaser of any of the information and materials required to be disclosed or provided to Purchaser pursuant to Section 11 of this offer to purchase —‘‘The Merger Agreement; Other Arrangements — The Merger Agreement — No Solicitation’’, and (y) participate in negotiations with such Person regarding such Superior Proposal to the extent required by the fiduciary duties of the Company Board regarding such Company Takeover Proposal under Delaware Law. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 5.5(a) of the Merger Agreement by any director, officer or employee of the Company or the Company’s Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative of the Company or the Company’s Subsidiaries shall be deemed to be a breach of that section by the Company.

Except as expressly permitted herein, neither the Company Board nor any committee thereof may (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, propose publicly to approve or recommend, or otherwise permit or cause the Company to accept or enter into any Company Takeover Proposal or Company Acquisition Agreement, (iii) release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, or (iv) agree or resolve to take actions set forth in clauses (i) through (iii) of this sentence. Notwithstanding the foregoing, in the event that the Company Board determines in good faith that (1) the Company has received an unsolicited Superior Proposal that did not result from a breach of Section 5.5(a) of the Merger Agreement, and (2) based upon and in conformity with the written opinion of its independent outside legal counsel, failure to do so would result in a breach of its fiduciary duties to the Shareholders under Delaware Law, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, approve or recommend such Superior Proposal, or terminate the Merger Agreement pursuant to paragraph (c) of ‘‘Termination’’ below; provided, however, that the Company may not exercise its right to terminate the Merger Agreement pursuant to this section or paragraph (c) of ‘‘Termination’’ below until after the fifth (5th) Business Day following Purchaser’s receipt of written notice from the Company advising

Purchaser that the Company Board intends to take such action and specifying the reasons therefor, including, without limitation, the information and materials to be provided pursuant to Section 5.5(c) of the Merger Agreement relating to the Superior Proposal that is the basis of the Company Board’s proposed action. Any material amendment to the terms of any Superior Proposal shall require a new notice to Purchaser and a new five (5) Business Day period. The Company Board shall take into account any material changes to the terms of the Merger Agreement proposed by Purchaser in response to any such notice in determining whether to terminate the Merger Agreement and shall negotiate in good faith with Purchaser during the period prior to any such termination.

In addition to the obligations of the Company set forth in Sections 5.5(a) and 5.5(b) of the Merger Agreement, the Company will (i) promptly, and in any event within two (2) Business Days, advise Purchaser orally and in writing of any request for information or of any Company Takeover Proposal, the financial and other material terms and conditions of such request or Company Takeover Proposal and the identity of the Person making such request or Company Takeover Proposal, (ii) keep Purchaser reasonably informed of the status and details (including amendments or proposed amendments) of any and all such requests or Company Takeover Proposals, and (iii) provide to Purchaser as soon as practicable after receipt or delivery thereof (and in any event within two (2) Business Days) copies of all material correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or inquiry or sent or provided by the Company to any third party in connection with any Company Takeover Proposal or inquiry.

Nothing contained in this Section will prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that neither the Company nor the Company Board nor any committee thereof may, except as expressly permitted in the Merger Agreement, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Company Takeover Proposal.

Nothing contained in Section 5.5 of the Merger Agreement shall permit the Company to enter into any Company Acquisition Agreement or other agreement with respect to Company Takeover Proposal during the term of the Merger Agreement, it being agreed that, during the term of the Merger Agreement, the Company shall not enter into any agreement with any Person that provides for, or in any way facilitates, a Company Takeover Proposal, other than a confidentiality agreement containing terms no more favorable to the Person making the Company Takeover Proposal than those applicable to Purchaser under the Confidentiality Agreement.

Termination.    The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

(a) by mutual written consent of Parent, Purchaser and the Company;

(b) The Merger Agreement may be terminated by Purchaser or the Company by action of the Board of Directors of either Purchaser or the Company, whether or not Company Shareholder Approval has been obtained, if

(i)	the Offer shall not have been consummated by March 1, 2007 (the ‘‘Outside Date’’); provided, however, that no party may terminate the Merger Agreement pursuant to this section (i) if such party’s failure to fulfill any of its obligations under the Merger Agreement shall have been the reason that the Offer Completion Date shall not have occurred on or before said date,

(ii)	any governmental authority shall have issued a Restraint or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and such Restraint or other action shall have become final and nonappealable, or

(iii)	the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder by Purchaser as a result of the failure of any of the Offer Conditions to be satisfied prior to the Expiration Date or any extension thereof.

(c) The Merger Agreement may be terminated at any time prior to the Offer Completion Date, whether or not Company Shareholder Approval has been obtained, by action of the Company Board, if

(i)	there has been a material breach by Parent or Purchaser of any representation or warranty contained in the Merger Agreement which is not curable or, if curable, is not cured within fifteen (15) days after written notice of such breach is given by the Company to Purchaser,

(ii)	there has been a material breach of any of the covenants set forth in the Merger Agreement on the part of Parent or Purchaser, which breach is not curable or, if curable, is not cured within fifteen (15) calendar days after written notice of such breach is given by the Company to Purchaser, or

(iii)	if the Company Board has exercised its rights pursuant to Section 5.5(b) of the Merger Agreement to withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, or to otherwise approve or recommend a Superior Proposal, all in accordance with Section 5.5(b) of the Merger Agreement.

(d) The Merger Agreement may be terminated at any time prior to the Offer Completion Date by Purchaser, if

(i)	there has been a breach by the Company of any representation or warranty contained in the Merger Agreement which is not curable or, if curable, is not cured within fifteen (15) calendar days after written notice of such breach is given by Purchaser to the Company, but in either event, only if such breach or breaches, in the aggregate, could be reasonably expected to have a Material Adverse Effect,

(ii)	there has been a material breach of any of the covenants set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within fifteen (15) calendar days after written notice of such breach is given by Purchaser to the Company,

(iii)	the Company Board or any committee thereof shall have (A) failed to recommend to the Shareholders that they accept the Offer or give the Company Shareholder Approval in accordance with the Merger Agreement, (B) withdrawn or modified or proposed publicly to withdraw or modify in a manner adverse to Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger or failed to reconfirm publicly and unconditionally its approval or recommendation within three (3) Business Days after a written request to do so, which public reconfirmation must also include an unconditional rejection of any then pending Company Takeover Proposal, (C) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal to the Shareholders, (D) caused the Company to take any action referred to in Section 5.5 of the Merger Agrement that would have constituted a breach thereof but for the exceptions thereunder, including without limitation authorizing the Company to enter into a Company Acquisition Agreement, (E) approved the breach of the Company’s obligation under Section 5.5 of the Merger Agreement, or (F) resolved to take any of the foregoing actions,

(iv)	the Company enters into any Company Acquisition Agreement,

(v)	there has been a material breach by any Shareholder holding at least one percent (1%) of all Shares that is a party to the Shareholders Agreement of any representation or warranty or covenant contained in the Shareholders Agreement which is not curable or, if curable, is not cured within five (5) calendar days after written notice of such breach is given by Purchaser to the Company and such Shareholder, or

(vi)	the Fairness Opinion shall have been withdrawn, limited or otherwise modified in any respect.

Effect of Termination; Fees and Expenses.    In the event of Termination of the Merger Agreement the Company will pay to Parent, as liquidated damages, an amount equal to Parent’s documented Expenses if the Merger Agreement ; provided, however, that in no event shall the aggregate amount paid to Parent for Expenses under the Merger Agreement exceed $1,000,000, and an amount (the ‘‘Termination Fee’’) equal to the greater of (A) three percent (3%) of the total enterprise value for the Company and its Subsidiaries in respect of all the Shares implied by the aggregate consideration payable by Purchaser under the Merger Agreement, or (B) three percent (3%) of the total enterprise value for the Company and its Subsidiaries in respect of all of its Shares implied by the aggregate consideration paid or payable by the third party acquiror or acquirors pursuant to any Company Acquisition Agreement, if the Company terminates the Merger Agreement pursuant to (c)(iii) described under ‘‘—Termination’’ above, or Parent terminates the Merger Agreement pursuant to (d) described under ‘‘—Termination’’ above. If owing pursuant to the foregoing, the Company will pay the Expenses and Termination Fee to Purchaser within five (5) Business Days of the date of the termination of the Merger Agreement giving rise to such payment obligation. Upon failure to timely pay any such amount, interest shall accrue on such unpaid amount at a variable rate of interest equal to the prime rate (as reported in the Wall Street Journal ‘‘Money Rates’’ section) plus five percent (5%) per annum.

Notwithstanding the foregoing or any other provision of the Merger Agreement, in the event of termination of the Merger Agreement, nothing herein will prejudice the ability of the non-breaching party to seek damages from any other party for any prior deliberate or willful breach of the Merger Agreement, including without limitation reasonable attorneys’ fees and the right to pursue any remedy at law or in equity with respect thereto; provided that the sole and exclusive remedy of Parent and Purchaser in the event of a termination of the Merger Agreement whereby a Termination Fee or Expenses are paid or owed, shall be the payment of such amounts. Notwithstanding anything to the contrary herein, Parent and Purchaser acknowledge and agree that (i) any payment of a Termination Fee and/or the Expenses shall be as liquidated damages, and not a penalty, and (ii) such amounts are reasonable in light of the circumstances.

Indemnification; D&O Insurance.    The Merger Agreement provides that, to the fullest extent permitted by applicable law, Parent shall cause the Surviving Corporation to honor all of the Company’s obligations to indemnify the current and former directors, officers or employees of the Company and the Company Subsidiaries, as provided in their respective organizational documents, for acts or omissions by such persons occurring prior to the effective time of the Merger in the manner and to the extent that such obligations of the Company existed on the date of the Merger Agreement, and such obligations will continue in full force and effect in accordance with their terms.

In addition, for a period of six (6) years after the effective time of the Merger, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries with respect to claims arising from or related to facts or events which occurred at or before the effective time of the Merger; provided, however, that Parent shall not be obligated to make premium payments for such insurance to the extent such premiums exceed $85,000 per year.

Certain Benefits and Employee Matters.    (a) The Surviving Corporation, for the period commencing at the Effective Time and ending on June 30, 2007, will provide employee benefits to the employees of the Surviving Corporation (other than employees covered by a collective bargaining agreement) that are not materially less favorable in the aggregate than those provided pursuant to the Benefit Plans, (other than those related to the equity securities of the Company) in effect on the date of the Merger Agreement; provided, however, that nothing herein will: (i) prevent the amendment or termination of any specific Benefit Plan, (except that the Company’s severance plan/policy will not be amended to reduce the benefits thereunder with respect to terminations of employees occurring on or before June 30, 2007), (ii) require that the Surviving Corporation provide or permit investment in the equity securities of Purchaser or any of its Affiliates, the Company or the Surviving Corporation or (iii) interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable Law.

(b) Employees of the Surviving Corporation will be given credit for purposes of vesting and eligibility (but not benefit accrual, other than for vacation, sick or other paid time off) for all service with the Company, to the same extent such service was credited for such purpose as of the Offer Completion Date by the Company, under each corresponding employee benefit plan, program, or arrangement of Purchaser in which such employees are eligible to participate. If employees of the Surviving Corporation and its Subsidiaries become eligible to participate in a medical, dental, drug or vision plan of Purchaser or its Subsidiaries during the calendar year in which the Offer Completion Date occurs, Purchaser will cause such plans to honor any deductible and out of pocket expenses incurred by the employees and their beneficiaries during the calendar year of the Offer Completion Date prior to such participation, subject to any required consent of an insurer with respect to such arrangements. Notwithstanding the foregoing, in no event will the employees be entitled to any credit for service, deductibles or out of pocket expenses to the extent that it would result in a duplication of benefits.

(c) Nothing in the Merger Agreement will require the continued employment of any person, create any third party beneficiaries or amend or modify any plan, policy or agreement.

Going Private Transactions.

The Merger would have to comply with any applicable federal law operative at the time of its consummation including Rule 13e-3 under the Exchange Act which applies to certain ‘‘going private’’ transactions. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger. Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer.

Confidentiality Agreement.

The following is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the SEC as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 of this Offer to Purchase entitled ‘‘Certain Information Concerning the Company.’’

The Confidentiality Agreement has a two year term and provides that the Company will make available to Parent certain information concerning its business operations, employees, financial performance and technical information (the ‘‘Confidential Information’’) solely for purposes of evaluating an acquisition or business arrangement with the Company. Parent has agreed to keep the Confidential Information confidential, except for disclosure to its Representatives who need such information in order to evaluate the potential transaction.

Shareholders Agreement.

Parent has entered into a Shareholders Agreement with certain shareholders of the Company (the ‘‘Shareholders’’) including Massachusetts Mutual Life Insurance Company, MassMutual High Yield Partners II, LLC, MassMutual Corporate Value Partners Limited, Michael T. Furry, Andrew

McNally, IV, Ralph R. Whitney, Jr., Glenn Scolnik, Forrest E. Crisman, BJR Management LP LP, and Brett R. Meinsen. The following is a summary of certain provisions of the Shareholders Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Shareholders Agreement, copies of which are filed with the SEC as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Shareholders Agreement. The Shareholders Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 of this Offer to Purchase entitled ‘‘Certain Information Concerning the Company.’’

Pursuant to the Shareholders Agreement, the Shareholders (who, to the knowledge of Parent, are the beneficial owners of an aggregate of 1,647,643 Shares, which represents approximately 49% of the issued and outstanding Shares has agreed, among other things,

a) Tender of Shares.    Upon the terms and subject to the conditions of the Shareholders Agreement, each Shareholder agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, all of the shares with respect to which the Shareholder has or shares the power to dispose of or vote the shares (the ‘‘Subject Shares’’).

b) Grant of Option.    Each Shareholder grants to Purchaser an option to purchase the Executing Shareholder’s Subject Shares in the event the Shareholder fails to tender the Shareholder’s Subject Shares, or tenders the Subject Shares and withdraws the Subject Shares. The exercise price for the option is equal to the Offer Price. The option may be exercised immediately prior to the consummation of the Offer if the number of Subject Shares purchase will result in the number of shares tendered and not withdrawn by all shareholders, plus the number of Subject Shares purchased on exercise of the options, exceeding the minimum condition for completion of the Offer set forth in the Merger Agreement.

c) Grant of Irrevocable Proxy.    While the Shareholders Agreement is in effect, each Shareholder has granted an irrevocable proxy to the Purchaser to vote the Subject Shares (i) in favor of the adoption of the Merger Agreement and any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against any action that would result in a breach of any covenant, representation, warranty or other obligation of the Company under the Merger Agreement, and (iii) against any other extraordinary corporate transaction.

d) Representations and Warranties.    In connection with the Shareholders Agreement, each Shareholder made certain customary representations and warranties, including with respect to (i) ownership of the Subject Shares, (ii) the Shareholder's power and authority to enter into and perform its obligations under the Shareholders Agreement, and (iii) the absence of conflicts.

e) Restriction on Transfer of Subject Shares.    Each Shareholder has agreed not to directly or indirectly, (i) except pursuant to the terms of the Shareholders Agreement, directly or indirectly transfer, assign sell, gift-over, pledge or otherwise dispose of or consent to any of the foregoing, any or all of the Subject Shares, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any disposition of the Subject Shares, (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares, (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations under the Shareholders Agreement.

f) No Solicitation.     Each Shareholder has agreed that the Shareholder will not, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed or reasonable likely to facilitate, any inquires with respect to, or the making of any proposal that constitutes or may reasonably give rise to, a competing offer for the Company, (ii) provide any information regarding the Company to any person relating to any competing offer, (iii) enter into any agreement relating to a competing offer, (iv) participate in any discussions or negotiations relating to a competing offer, or (v)

make any statement in support. In each case, an Executing Shareholder who is an officer or director of the Company may take any of the foregoing actions if the action is permitted under the terms of the Merger Agreement.

g) Termination.     The Shareholders Agreement may be terminated in any one of the following circumstances: (i) upon the termination of the Merger Agreement in accordance with its terms, (ii) upon the occurrence of the Effective Time, or (iii) by the mutual written consent of the Purchaser and the Executing Shareholders.

12.    Purpose of the Offer; Plans for the Company.

Purpose of the Offer.    The purpose of the Offer is to acquire control of, and the entire common stock equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement.

Plans for the Company.    If at least the number of Shares necessary to satisfy the Minimum Condition are purchased pursuant to the Offer, Parent will designate its representatives to be a majority of the Company Board. It is also expected that, initially following the Merger, the business operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The directors of Purchaser will be the initial directors of the Surviving Corporation, and the officers of Company will be the initial officers of the Surviving Corporation. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

Except as described in this Offer to Purchase, including in Sections 11 and 13 of this Offer to Purchase—‘‘The Merger Agreement; Other Arrangements’’ and ‘‘Certain Effects of the Offer,’’ neither Parent nor Purchaser has any present plans or proposals that would relate to or result in: (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board or to change any material term of the employment contract of any executive officer, (iv) any material change in the Company’s capitalization, indebtedness or dividend policy, (v) any other material change in the Company’s corporate structure or business, (vi) any other class of securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. See Sections 11 and 13 of this Offer to Purchase —‘‘The Merger Agreement; Other Arrangements’’ and ‘‘Certain Effects of the Offer,’’ respectively.

13.    Certain Effects of the Offer.

Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.    Listing the Shares on the NASDAQ Capital Market is voluntary, so the Company may terminate such listing at any time. Neither Parent nor Purchaser has any intention to cause the Company to terminate the inclusion of the Shares on the NASDAQ Capital Market prior to the Merger. However, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the NASDAQ Capital Market. According to its published guidelines, the NASDAQ Capital Market considers delisting the Shares if, among other things, the number of publicly held Shares falls below 500,000 or the number of holders of round lots of Shares falls below 300. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. In the event the Shares are no longer eligible for listing on the NASDAQ Capital Market, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such shares at such time, the interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of such shares under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’) as described below and other factors. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued inclusion on the NASDAQ Capital Market, the market for the Shares could be adversely affected.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Such registration of the Shares may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to ‘‘going private’’ transactions. Furthermore, the ability of ‘‘affiliates’’ of the Company and persons holding ‘‘restricted securities’’ of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be ‘‘margin securities’’ or be eligible for inclusion on the NASDAQ Capital Market

Purchaser believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act and it would be the intention of Purchaser to cause the Company to make an application for termination of registration of the Shares as soon as possible after successful completion of the Merger, if the Shares are then eligible for such termination.

Margin Regulations.    The Shares are currently ‘‘margin securities’’ under the Regulations of the Board of Governors of the Federal Reserve System (the ‘‘Federal Reserve Board’’), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute ‘‘margin securities’’ for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

14.    Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, unless Parent has consented in writing, the Company may not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock.

15.    Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC,

including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least 51% of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, calculated on a fully diluted basis, on the date of purchase (the ‘‘Minimum Condition’’), (ii) the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act shall have been terminated or shall have expired prior to the expiration of the Offer, (iii) the Company shall have obtained the third party consents set forth in Section 5.2 of the Company Disclosure Letter and such consents shall be in full force and effect; and (iv) the Company shall have received the opinion of Company Financial Adviser to the effect that, as of the Offer Completion Date, the consideration to be received by the Shareholders in the Offer and the Merger is fair to the Shareholders from a financial point of view. The term ‘‘fully diluted basis’’ means after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities.

Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

(i)	any governmental entity or authority or any court shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order which is in effect and which restricts, prevents or prohibits consummation of the transactions contemplated by the Merger Agreement, including the Offer or the Merger;

(ii)	there shall be instituted or pending any action or proceeding before any United States or foreign court or governmental entity or authority by any United States or foreign governmental entity or authority seeking any order, decree or injunction having any effect set forth in paragraph (i) immediately above;

(iii)	the representations and warranties of the Company contained in the Merger Agreement, without giving effect to any limitation as to ‘‘material’’ or ‘‘materially’’ or ‘‘Material Adverse Effect’’ set forth in such representations and warranties, are not true and correct as of the Expiration Date (as the same may be extended from time to time), as though made anew on and as of such date (except for representations and warranties made as of a specified date, which shall not be true and correct as of the specified date); provided, that this condition shall not be deemed to have occurred if the failure of representations and warranties to be true and correct; in the aggregate, could not be reasonably expected to have a Material Adverse Effect;

(iv)	the Company shall not have performed or complied in all material respects with its covenants under this Offer to which it is a party and such failure continues until the Expiration Date;

(v)	there shall have occurred any Material Adverse Effect, or any development that is reasonably likely to result in a Material Adverse Effect;

(vi)	the Company Board shall have (A) withdrawn or materially modified or changed its recommendation of the Offer, the Merger or the Merger Agreement (including by amendment of Schedule 14D-9) in a manner adverse to Purchaser or Parent , (B) taken a position inconsistent with, its recommendation of the Offer, the Merger or any of the Merger Agreement, (C) approved, endorsed or recommended any Company Takeover Proposal, (D) taken any action referred to in Section 11 of this offer to purchase —‘‘The Merger Agreement — No Solicitation’’ set forth above, that is prohibited thereby or would be so prohibited but for the exceptions thereto, or (E) resolved or publicly disclosed any intention to do any of the foregoing; or

(vii)	the Merger Agreement shall have been terminated.

16.    Certain Legal Matters; Regulatory Approvals.

General.    Purchaser is not aware of any material pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that is material to the Company’s business that might be adversely affected by Purchaser’s purchase of the Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase or ownership of Shares by Purchaser or Parent as contemplated in the Offer. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under ‘‘State Takeover Statutes,’’ such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approval were not obtained or such other action were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares under certain conditions. See Section 15 of this Offer to Purchase —‘‘Conditions of the Offer.’’

State Takeover Statutes.    A number of states (including Delaware, where the Company is incorporated) have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger or any other business combination between Purchaser or any of its affiliates and the Company. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from acquiring voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL (‘‘Section 203’’), in general, prevents an ‘‘interested stockholder’’ (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a ‘‘business combination’’ (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board has taken all appropriate action so that neither Parent nor Purchaser is or will be considered an ‘‘interested stockholder’’ pursuant to Section 203.

Neither Parent nor Purchaser has determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and except as set forth above, neither Purchaser nor Parent have attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser and Parent reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken by Parent or Purchaser in connection with the Offer is intended as a waiver of that right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 16 of this Offer to Purchase —‘‘Conditions of the Offer.’’

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’), and the related rules and regulations that have been issued by the Federal Trade Commission (the ‘‘FTC’’), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the ‘‘Antitrust Division’’) and certain waiting period requirements have been satisfied. These requirements do not apply to Purchaser’s acquisition of Shares in the Offer and the Merger because the size of the proposed transaction is below the applicable filing thresholds.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Neither Purchaser nor Parent is aware of any material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. Based upon an examination of publicly available information relating to the businesses in which Jordan and the Company are engaged, Purchaser and Parent believe that Purchaser’s purchase of Shares in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, Purchaser and Parent cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

17.    Appraisal Rights.

The Company's stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a ‘‘Remaining Stockholder’’) who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the ‘‘fair value’’ of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Schedule II hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected without a vote of stockholders pursuant to Section 253 of the DGCL (a ‘‘Short-Form Merger’’) but rather is being consummated following approval thereof at a meeting of the Company's stockholders or pursuant to written consent of the Company's stockholders (a ‘‘Long-Form Merger’’) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the ‘‘Notice of Merger’’) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Reinhold Industries, Inc., 12827 East Imperial Highway, Santa Fe Springs, California 90670. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the Merger Consideration, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Company expects that Jordan would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the ‘‘fair value’’ of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Jordan has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is completed. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

18.    Fees and Expenses.

Parent and Purchaser have retained Georgeson Inc. to be the Information Agent and Continental Stock Transfer and Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding Offer materials to their customers.

19.    Miscellaneous.

Neither Purchaser nor Parent is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If either Purchaser or Parent becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Parent and Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser and Parent cannot comply with the state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained in the Offer documents and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth in Section 7 of this Offer to Purchase entitled ‘‘Certain Information Concerning the Company.’’

Reinhold Acquisition Corp.

November 9, 2006

SCHEDULE I:
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1.    Directors and Executive Officers of Parent.    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. Unless otherwise indicated, the business address of each such person is c/o The Jordan Company, L.P., 767 Fifth Avenue, 48th Floor, New York, NY 10153 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Occupation or Employment and Five-Year Employment History
Jonathan F. Boucher	Mr. Boucher is the President and Secretary of Parent, and is a Director. He has held those positions since the companies were organized in October 2006. Since 1983, Mr. Boucher has been a Member and Managing Principal of The Jordan Company, L.P. and its predecessors. Since 2002, he has also been a Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund, L.P. Mr. Boucher is a director of various other privately held companies, as well as a director of Sensus Metering Systems, Inc., a manufacturer of advanced metering and related communications systems for the worldwide utility industry. He served as a director of W-H Energy Services, Inc., a diversified oilfield services company, until May 2005.
Dean M. Willard	Since the organization of Parent in October 2006, Mr. Willard has been a Vice President and a Director. From 1999 to 2005, Mr. Willard was Chairman and CEO of Permatex, Inc., a manufacturer of adhesives and sealants for the automotive industry. Since 1997, Mr. Willard has been Chairman of Advanced Chemistry and Technology Corporation, a manufacturer of sealants and adhesives for the aerospace industry. Since 1998, he has been a Director of American Pacific Corporation, a manufacturer of specialty chemicals for the aerospace industry. He is also a director of various other privately held companies.
Douglas J. Zych	Mr. Zych is a Vice President and Assistant Secretary of Parent, and has held those positions since October 2006. Mr. Zych joined The Jordan Company, L.P. in 1995 and has been a Principal since 2002. He is a director of various privately held companies and a director of TAL International Group, Inc., one of the world's largest lessors of intermodal freight containers and chassis.

Directors and Executive Officers of Purchaser.

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. Unless otherwise indicated, the business address of each such person is c/o The Jordan Company, L.P., 767 Fifth Avenue, 48th Floor, New York, NY 10153 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Occupation or Employment and Five-Year Employment History
Jonathan F. Boucher	Mr. Boucher is the President and Secretary of Purchaser, and is a Director. He has held those positions since the companies were organized in October 2006. Since 1983, Mr. Boucher has been a Member and Managing Principal of The Jordan Company, L.P. and its predecessors. Since 2002, he has also been a Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund, L.P. Mr. Boucher is a director of various other privately held companies, as well as a director of Sensus Metering Systems, Inc., a manufacturer of advanced metering and related communications systems for the worldwide utility industry. He served as a director of W-H Energy Services, Inc., a diversified oilfield services company, until May 2005.
Dean M. Willard	Since the organization of Purchaser in October 2006, Mr. Willard has been a Vice President and a Director. From 1999 to 2005, Mr. Willard was Chairman and CEO of Permatex, Inc., a manufacturer of adhesives and sealants for the automotive industry. Since 1997, Mr. Willard has been Chairman of Advanced Chemistry and Technology Corporation, a manufacturer of sealants and adhesives for the aerospace industry. Since 1998, he has been a Director of American Pacific Corporation, a manufacturer of specialty chemicals for the aerospace industry. He is also a director of various other privately held companies.
Douglas J. Zych	Mr. Zych is a Vice President and Assistant Secretary of Purchaser, and has held those positions since October 2006. Mr. Zych joined The Jordan Company, L.P. in 1995 and has been a Principal since 2002. He is a director of various privately held companies and a director of TAL International Group, Inc., one of the world's largest lessors of intermodal freight containers and chassis.

SCHEDULE II:

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

DELAWARE CODE ANNOTATED

TITLE 8. CORPORATIONS
CHAPTER 1. GENERAL CORPORATION LAW
SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

SECTION 262 APPRAISAL RIGHTS.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word ‘‘stockholder’’ means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words ‘‘stock’’ and ‘‘share’’ mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words ‘‘depository receipt’’ mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

By Mail: Attn: Corporate Actions Department 17 Battery Place New York, NY 10004	By Facsimile Transmission: (for Eligible Institutions Only) (212) 616-7610 Confirm Receipt of Facsimile by Telephone Only: (212) 509-4000 (Ext. 536)	By Overnight Delivery: Attn: Corporate Actions Department 17 Battery Place New York, NY 10004

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

The Information Agent for the Offer is:

Georgeson Inc.

17 State Street — 10th Floor
New York, NY 10004

 BANKS AND BROKERS CALL COLLECT: (212) 440-9800
ALL OTHERS CALL TOLL FREE: (866) 425-7894